Exhibit 99.1

Company announcement – No. 21 / 2022

Zealand Pharma Announces Asset Purchase Agreement with MannKind Corporation for V-Go® Insulin Delivery Device

•	Deal includes $10 million USD upfront payment to Zealand and sales-based milestones
~~•~~	Certain inventory related to V-Go® and employees also included under the terms of the deal
•	Agreement is part of Zealand’s refocused strategy to seek partners for commercial and late-stage assets while prioritizing research and development

Copenhagen, May 17, 2022 – Zealand Pharma A/S (Nasdaq: ZEAL) (CVR-no. 20045078,) a biotechnology company focused on the discovery and development of innovative peptide-based medicines, today announced it has entered into an asset purchase agreement with MannKind Corporation (Nasdaq: MNKD) to sell the V-Go insulin delivery device for $10 million and additional sales-based milestones. Certain inventory and employees are also included under the terms of the agreement.

V-Go is a once-daily, wearable, insulin delivery device that helps provide blood sugar control for everyday lifestyles. Designed to be patient-friendly, V-Go is worn like a patch and eliminates the need for taking multiple daily shots.

“This transaction is an important step forward in executing on the strategic refocusing we outlined at the end of March, as we find partners for our commercial and late-stage assets and prioritize the research and development of innovative new peptide therapeutics,” said Adam Steensberg, MD, Chief Executive Officer of Zealand Pharma. “We believe MannKind is the right partner to fully leverage the value of V-Go and ensure its continued availability for the patients and prescribers who need it.”

“MannKind is committed to bringing innovative solutions to the diabetes patient community to potentially ease daily disease management,” said Michael Castagna, PharmD, Chief Executive Officer of MannKind Corporation. “Acquiring V-Go will help us to address an unmet need while strategically leveraging our infrastructure in the diabetes space and positioning MannKind’s endocrine business for additional growth.”

The acquisition of V-Go by MannKind is anticipated to close in May 2022, subject to the satisfaction of certain closing conditions.

Today’s news does not impact Zealand Pharma’s Financial Guidance for 2022 as reiterated in the company’s Interim Report for the First Quarter 2022 announced on May 12, 2022.

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, and development of peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market and three candidates are in late-stage development. In addition, license collaborations with Boehringer Ingelheim and AstraZeneca create opportunities for more patients to potentially benefit from Zealand-invented peptide investigational agents currently in development.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit http://www.zealandpharma.com.

Forward-Looking Statements

This announcement may contain forward-looking statements, including “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on the beliefs and assumptions and on information currently available to management of Zealand, including with respect to the company’s anticipated revenue and expenses for 2021 and potential product approval by the FDA. All statements other than statements of historical fact contained in this announcement are forward-looking statements, including statements regarding the anticipated final terms of the Investment. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Zealand's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the "Risk Factors" section of the Zealand's Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 13, 2020 and subsequent reports that Zealand has filed or will file with the SEC. Forward-looking statements represent Zealand's beliefs and assumptions only as of the date of this announcement. Although Zealand believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, Zealand assumes no obligation to publicly update any forward-looking statements for any reason after the date of this announcement to conform any of the forward-looking statements to actual results or to changes in its expectations.

For further information, please contact:

Zealand Pharma Investor Relations

Maeve Conneighton
Argot Partners
investors@zealandpharma.com

Zealand Pharma Media Relations
David Rosen
Argot Partners
media@zealandpharma.com